                                                           Page 1 of 12 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               Amendment No 1. to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Allied Digital Technologies Corp.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)


                                    01912P109
                                 (CUSIP Number)

                           399 Venture Partners, Inc.
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212- 309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: / /


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------                                      -------------------
CUSIP No.  01912P109                 13D                    Page 2 of 12 Pages
---------------------                                      -------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              399 Venture Partners, Inc.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /   /
                                                                    (b) / X /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              Not applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                        /  /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
      NUMBER OF                   74,000
       SHARES    ---------------------------------------------------------------
    BENEFICIALLY             SHARED VOTING POWER
      OWNED BY                    0
        EACH     ---------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH                  74,000
                 ---------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              74,000

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /  /
                                                                          ---
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49.7%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
              CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP No.  01912P109                 13D                    Page 3 of 12 Pages
---------------------                                      -------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Citicorp
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /   /
                                                                    (b) / X /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              Not applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                        /  /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
      NUMBER OF                   74,000
       SHARES    ---------------------------------------------------------------
    BENEFICIALLY             SHARED VOTING POWER
      OWNED BY                    0
        EACH     ---------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH                  74,000
                 ---------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              74,000

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /  /
                                                                          ---
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49.7%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
              HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP No.  01912P109                 13D                    Page 4 of 12 Pages
---------------------                                      -------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John K. Mangini
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /   /
                                                                    (b) / X /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              Not applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                        /  /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              US
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
      NUMBER OF                   26,250
       SHARES    ---------------------------------------------------------------
    BENEFICIALLY             SHARED VOTING POWER
      OWNED BY                    0
        EACH     ---------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH                  26,250
                 ---------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              26,250

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /  /
                                                                          ---
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP No.  01912P109                 13D                    Page 5 of 12 Pages
---------------------                                      -------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Donald L. Olesen
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /   /
                                                                    (b) / X /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              Not applicable
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                        /  /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              US
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
      NUMBER OF                   26,250
       SHARES    ---------------------------------------------------------------
    BENEFICIALLY             SHARED VOTING POWER
      OWNED BY                    0
        EACH     ---------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH                  26,250
                 ---------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              26,250

--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /  /
                                                                          ---
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Item 1.   Security and Issuer.

    The class of equity securities to which this statement relates is the common stock (the "Common Stock"), $0.01 par value per share (each, a "Share"), of Allied Digital Technologies Corp., a Delaware corporation (the "Company" or "Allied"). The principal executive offices of Allied Digital Technologies Corp. are located at 140 Fell Street, Hauppauge, New York 11788.

    Item 2.   Identity and Background.

    This Schedule 13D is being filed on behalf of 399 Venture Partners, Inc., a Delaware corporation ("399"), Citicorp, John K. Mangini and Donald L. Olesen.

    399, a Delaware corporation, is a venture capital firm that makes long-term investments. 399 is a wholly-owned subsidiary of Citibank Delaware, which in turn is a wholly-owned subsidiary of Citicorp Holdings, Inc., a wholly-owned subsidiary of Citicorp.

    Citicorp is a U.S. bank holding company and is the sole shareholder of Citibank, N.A., its major subsidiary. Citicorp, with its subsidiaries and affiliates, is a global financial services organization.

    The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of 399 are set forth on Schedules A and B attached hereto. John K. Mangini's business address is c/o Allied Digital Technologies Corp., 140 Fell Street, Hauppauge, New York 11788. Prior to the Effective Time (as defined below), he was principally employed by Allied as its Chief Operating Officer. Since the Effective Time, Mr. Mangini has been employed by Allied as its President and Chief Executive Officer. Donald L. Olesen's business address is c/o Allied Digital Technologies Corp., 140 Fell Street, Hauppauge, New York 11788. He is principally employed by Allied as its President--National Sales and Marketing.

    During the past five (5) years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B, attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) except for John K. Mangini who plead guilty in 1995 to an information alleging tax evasion, paid a $7,500 fine and was placed on probation for a period of five years.

    During the past five (5) years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B, attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

    Item 3.   Source and Amount of Funds or Other Consideration.

    On April 21, 1998, 399 delivered to Analog Acquisition Corp. ("AAC"), a Delaware transitory merger subsidiary formed at the direction of 399 for the purpose of the transaction described below in Item 4, an equity commitment letter (the "Equity Commitment Letter") (a copy of which was previously filed with the Securities and Exchange Commission ("SEC") as Exhibit 2 to this
Schedule 13D on May 14, 1998 and is incorporated herein by reference), to have available in cash $13,124,445.00.

    Because Allied and JP Morgan & Co. could not agree on certain conditions related to the contemplated financing, Allied explored certain other financing alternatives and elected to finance the Merger (as defined below) from loans arranged through a syndicate of banks led by Fleet National Bank ("Fleet") and Citicorp Mezzanine Partners, L.P. ("CMP"). The transactions contemplated by the Merger Agreement (as defined below) were funded in part from (a) a $75 million senior secured credit facility and a $25 million secured revolving credit facility led by Fleet and (b) a $20 million unsecured senior subordinated credit facility led by CMP.

    See Item 4 below for a description of the merger of AAC with and into Allied.

    Item 4.   Purpose of Transaction.

    On May 5, 1998, Allied and AAC entered into the Agreement and Plan of Merger (the "Merger Agreement," a copy of which was previously filed with the SEC as Exhibit 4 to this Schedule 13D on May 14, 1998, and is incorporated herein by reference). The Merger Agreement provided, among other things, for the merger of AAC with and into Allied (the "Merger"), with Allied as the surviving corporation (the "Surviving Corporation"). The transactions contemplated by the Merger Agreement were approved by the stockholders of Allied on September 23, 1998 and were consummated on September 24, 1998 (the "Effective Time").

    On September 24, 1998, Allied, 399, CMP and certain members of Allied's management who will retain shares of the Company following the Merger entered into an Investors Agreement (the "Investors Agreement," a copy of which is attached hereto, and made a part hereof as Exhibit 6) and a Registration Rights Agreement (the "Registration Rights Agreement," a copy of which is attached hereto, and made a part hereof as Exhibit 7), which together contain certain agreements with respect to corporate governance after the Merger and provide for certain tag-along rights, drag-along rights, rights of first refusal and demand registration rights.

    Further details regarding the above-referenced transactions is set forth in Allied's Proxy Statement, as filed with the SEC on September 2, 1998.

    Item 5.   Interest in Securities of the Issuer.

    The information set forth in Items 7-13 of each of the cover sheets filed herewith is incorporated by reference in response to this Item.

    Pursuant to the terms of the Merger Agreement, on September 24, 1998, Allied filed a Certificate of Merger with the Secretary of State of the State of Delaware, and the Merger was effective as of the filing of such certificate.

    Immediately prior to the Effective Time, 399 purchased one share of Common Stock of AAC at a price of $5.00 per share for a total purchase price of $5.00 and 131,244.45 shares of Series A Preferred Stock of AAC at a price of $100.00 per share for a total purchase price of $13,124,450.00. By virtue of the Merger on September 24, 1998, 399 beneficially owned 74,000 Class A Common Shares, representing approximately 49.7% of the voting securities of the Surviving Corporation, at the Effective Time.

    Subject to the terms and provisions of the Merger Agreement, in connection with the Merger, each of Donald L. Olesen (and various parties related to Donald
L. Olesen) and John K. Mangini (the "Rollover Stockholders") entered into a Rollover Agreement (collectively, the "Rollover Agreements") with AAC dated as of May 5, 1998 (copies of which were previously filed with the SEC as Exhibits 7 and 9, respectively, to the Schedule 13D on May 14, 1998, and are incorporated herein by reference) whereby each of Donald L. Olesen and John K. Mangini, respectively, agreed to elect to retain 26,250 and 26,248 shares of Surviving Corporation Common Stock upon conversion of, and with respect to, 26,250 and 26,248 shares owned by Donald L. Olesen and John K. Mangini, respectively, immediately prior to the Effective Time. In addition, John K. Mangini purchased two shares of Common Stock of AAC at a price of $5.00 per share for a total purchase price of $10.00. By virtue of the Merger on September 24, 1998, each of the Rollover Stockholders beneficially owned 26,250 shares of Surviving Corporation Common Stock, representing approximately 17.6% of the voting securities of the Surviving Corporation, at the Effective Time.

    Effective as of September 25, 1998, Allied Common Stock ceased trading on the American Stock Exchange and trading information with regard to Allied Common Stock is no longer available to the public. On September 24, 1998, Allied filed a certification of termination of registration of Allied Common Stock on Form 15 pursuant to Rule 12g-4(a)(1)(i) under the Securities Exchange Act of 1934, as amended. From and after the time that Allied's Form 15 is declared effective, none of AAC, 399, Citibank, N.A., Citicorp, John K. Mangini and Donald L. Olesen will be Reporting Persons.

    Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    See responses to Items 3, 4 and 5.

    The Equity Commitment Letter, Merger Agreement and Rollover Agreements, which were previously filed with the SEC as Exhibit 4 to this Schedule 13D on May 14, 1998, are incorporated herein by reference.

    Except for the agreements described in the responses to Items 3, 4 and 5, and except as disclosed previously in the original Schedule 13D, as filed by AAC, 399, Citibank, N.A., Citicorp and John K. Mangini, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Allied, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    Item 7.   Material to be Filed as Exhibits.

    Exhibit 1: Joint Filing Agreement among the Reporting Persons

    Exhibit 2: Equity Commitment Letter, dated April 21, 1998, issued by 399 to AAC (incorporated by reference to Schedule 13D as filed with the SEC on May 14, 1998).

    Exhibit 3: Agreement and Plan of Merger, dated as of May 5, 1998, by and between AAC and Allied (incorporated by reference to Schedule 13D as filed with the SEC on May 14, 1998).

    Exhibit 4: Stockholder Voting and Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and Donald L. Olesen and various parties related to Donald L. Olesen (incorporated by reference to Schedule 13D as filed with the SEC on May 14, 1998).

    Exhibit 5: Rollover Agreement, dated as of May 5, 1998, by and between Analog Acquisition Corp. and John K. Mangini (incorporated by reference to
Schedule 13D as filed with the SEC on May 14, 1998).

    Exhibit 6: Investors Agreement, dated as of September 24, 1998, by and among Allied, 399, CMP, Fleet Corporate Finance, Inc. and certain Allied stockholders.

    Exhibit 7: Registration Rights Agreement, dated as of September 24, 1998, by and among Allied, 399, CMP, Fleet Corporate Finance, Inc. and certain Allied stockholders.

                                 SIGNATURE PAGE

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1998

                                 399 VENTURE PARTNERS, INC.

                                 By: /s/ Ian Highet
                                    --------------------------------
                                     Name: Ian Highet
                                     Title: Vice President

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1998

                                    CITICORP

                                 By: /s/ George E. Seegers
                                    --------------------------------
                                    Name: George E. Seegers
                                    Title: Vice President and Secretary


    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1998


                                 /s/ John K. Mangini
                                 -----------------------------------
                                 John K. Mangini


    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1998


                                 /s/ Donald L. Olesen
                                 -----------------------------------
                                 Donald L. Olesen

                                                                   Schedule A

                        Executive Officers and Directors
                                       of
                           399 Venture Partners, Inc.

    The names of the Directors and the names and titles of the Executive Officers of 399 Venture Partners, Inc. ("399") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of 399 at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to 399 and each individual is a United States citizen.


Name, Business Address                   Present Principal Occupation
-------------------------                ----------------------------
William T. Comfort*                            Chairman
David F. Thomas                                President
Richard M. Cashin, Jr.                         Vice President
Charles E. Corpening                           Vice President
Michael A. Delaney                             Vice President
Ian D. Highet                                  Vice President
David Y. Howe                                  Vice President
Byron L. Knief                                 Vice President
Richard E. Mayberry                            Vice President
Thomas F. McWilliams                           Vice President
M. Saleem Muqaddam                             Vice President
Paul C. Schorr                                 Vice President
Joseph M. Silvestri                            Vice President
James A. Urry                                  Vice President
John D. Weber                                  Vice President
Thomas H. Sanders                              Vice President
Lauren M. Connelly                             Vice President & Secretary
Helene B. Shavin                               Vice President & Asst. Secretary
Ann Goodbody                                   Director
Thomas E. Jones                                Director
Frederick Roesch                               Director


----------
*  Also a Director

                                                                   Schedule B

                        Executive Officers and Directors
                                       of
                                    Citicorp

    The names of the Directors and the names and titles of the Executive Officers of Citicorp and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Citicorp at 399 Park Avenue, New York, NY 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Citicorp and each individual is a United States citizen.



Name, Business Address                   Present Principal Occupation
-------------------------                ----------------------------
John S. Reed*                                  Chairman
Paul J. Collins*                               Vice Chairman
William R. Rhodes*                             Vice Chairman
H. Onno Ruding*                                Vice Chairman
Charles E. Long                                Vice Chairman and Secretary
Thomas E. Jones                                Executive Vice President
John J. Roche                                  Executive Vice President
Victor J. Menezes                              Corporate Executive Vice President
Mary Alice Taylor                              Corporate Executive Vice President
Robert A. McCormack                            Corporate Executive Vice President
Dionisio R. Martin                             Corporate Executive Vice President
William I. Campbell                            Corporate Executive Vice President
Edward Horowitz                                Corporate Executive Vice President
Lawrence R. Phillips                           Corporate Executive Vice President
Alain J. P. Belda                              Director
Kenneth T. Derr                                Director
Edgar S. Woolard, Jr.                          Director
D. Wayne Calloway                              Director
Franklin A. Thomas                             Director
Robert B. Shapiro                              Director
John M. Deutch                                 Director
Rozanne L. Ridgway                             Director
Frank A. Shrontz                               Director
Richard D. Parsons                             Director
Reuben Mark                                    Director


----------
*  Also a Director

                                                                    Exhibit 1

                             Joint Filing Agreement

    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Allied Digital Technologies Corp., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

399 Venture Partners, Inc.

By: /s/ Ian Highet
   -----------------------------------
   Name: Ian Highet
   Title: Vice President


Citicorp

By: /s/ George E. Seegers
   -----------------------------------
   Name: George E. Seegers
   Title: Vice President and Secretary


/s/ John K. Mangini
--------------------------------------
John K. Mangini


 /s/ Donald L. Olesen
--------------------------------------
Donald L. Olesen